LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427


                                                September 13, 2006


Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

Re:   Alternative Construction Company, Inc.
      Registration Statement on Form SB-2
      Response to SEC comment letter dated August 7, 2006 (the "Comment Letter") File No. 333-129191

Dear Ms. Long:

      We are filing herewith Amendment No. 8 to the Registration Statement. In addition to changes made in response to the Staff's comments (as noted below).

General

      1. The consents of Neiman-Ross Associates, Inc. and Stenton Leigh Valuation Group, Inc. are included with this Amendment.

Cash and Sources of Liquidity - Page 18


      2. Page F-17 has been corrected to delete the incorrect reference to a personal guarantee by Mr. Hawkins as related to Phoenix Metals, Inc. The paragraph has been corrected to state that Avante Holding Group, Inc. has issued corporate guarantees to both Phoenix Metals, Inc. and Dow Chemical, Inc. There are no other outstanding guarantees, either personal by Mr. Hawkins or corporate by Avante Holding Group, Inc. with any supply vendors.


Legal Proceedings - Page 26

      3. The disclosure has been modified to clearly state that the Company does not believe that a material loss from this potential claim is possible.

Selling Stockholders - Page 30


      4. Footnote 11 has been removed.

Warrants and Stock Options - Page 25


      5. The stock price input value was calculated by an independent valuator and the conclusions can be found in the report by Stenton Leigh Valuation Group, Inc. Furthermore, the prior submission that included the phrasing "granted at fair value" (see Note 13 in both the June 30, 2006 and December 31, 2005 notes to the financial statements) has been corrected as this was misstated. The wording has been edited to state "Stock options are granted at an exercise price that is at a premium to the currently determined value of the stock price." The second portion of your question relates to the warrants issued as an "inducement to provide financing". The debt financing related to these warrants were issued with interest rates at 18% to 24% per annum. Since the warrants were given to the lenders of this debt (but not sold), we believe that based upon the value determined by the independent valuation of these warrants, there is no necessity to accrete interest expense over the term of the debt after review of APB 14.

Financial Statements for the Period Ended June 30, 2006 - Consolidated Statement of Operations - Page F-4

      6. In accordance with the Staff's comment, we have updated our Consolidated Statement of Operations to properly reflect basic and diluted earnings per share.

Note 11 - Income Taxes - Page F-20

      7. The deferred tax asset and the related entry were reversed and the effect of this has been recorded throughout the SB-2 as applicable. We have reversed the deferred tax asset and income tax benefit since the Company may still have a going concern issue, even though profitability occurred in the six month period ended June 30, 2006. The reversal of the deferred asset and income tax benefit is based upon a 100% valuation allowance as previously determined by the Company.

Financial Statements for the Period Ended December 31, 2005 - Consolidated Statement of Cash Flows - Page F-6

      8. The loss attributable to the Predecessor for the period January 1 through January 21, 2005, a cost of the acquisition, has been restated on the Consolidated Statement of Cash Flows as follows:

Cash Flows From Investing Activities:

   Acquisition of Property, Plant and Equipment                      (3,282,269)

   Additional Costs Related to Acquisition                              (31,310)
                                                                     ----------

      Net Cash Used By Investing Activities                          (3,313,579)
                                                                     ----------

Note 13 - Stock Option Plan - Page F-20

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

      9. Note 13 for both the June 30, 2006 and December 31, 2005 notes to the financial statements have been modified to include separate discussions on both the stock option plan and the warrants. Thus, the table reflecting the $5,000 as previously submitted has been adjusted accordingly. The discussion on the warrants includes a table that properly reflects the $5,000 that properly reflects a proforma expense of the $5,000.

      10. The response to this question is answered by the response to number 5 in reference to the correction of all references to stock options having been granted at fair value.

Exhibits

      11. A fully executed Exhibit 10.22 has been filed herewith.

      As discussed with the Staff, the Company wishes to submit an acceleration request with respect to this Registration Statement as soon as possible, preferably for September 18, 2006. Kindly contact the undersigned (212-810-2430) to coordinate this request.


                                        Very truly yours,


                                        /s/ Thomas G. Amon
                                        ----------------------------------------
                                            Thomas G. Amon


      Cc:   Alternative Construction Company, Inc.
            Liebman Goldberg & Drogin LLP


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